UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 2, 2025 (December 26, 2024)

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

Joint Venture Term Sheet with K2E Endeavor DMCC

On December 26, 2024, Reticulate Micro, Inc. (the “Company”) entered into a joint venture agreement (the “Joint Venture Agreement”) with K2E Endeavor DMCC (“K2E”) and the owners of K2E (the “K2E Owners”) to establish a joint venture between the Company and K2E to create an investment grade operating company, to be called RMX. The business purpose of RMX will be to raise capital and develop and commercialize telecommunications applications and solutions to address telecommunications data transfer and cellular network tower diversification issues utilizing RMX’s CRISP (Compressed Rate Intelligent Streaming Protocol) platform built on the Company’s proprietary VAST (Video Adaptive Systems Technology) video compression coding and decoding algorithms and methodologies.

The Company and the K2E Owners will each own 50% of RMX and the board of directors of RMX will be comprised of two members, Michael Chermak, the Executive Chairman of the Company, and Karl Kit, one of the K2E Owners. The Company will grant RMX a royalty free, world-wide license to the Company’s technology and will manage the development and technical implementation of its technology in furtherance of RMX’s business purpose. The K2E Owners will be responsible for, among other things, sales and marketing of the joint venture’s products and capital raising efforts for the joint venture.

A copy of the Joint Venture Agreement, which provides more detailed information about the structure and operation of the joint venture, is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

On January 2, 2025, the Company issued a press release relating to the Joint Venture Agreement signed with K2E. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
6.1	Joint Venture by and Among Reticulate Micro, Inc. K2E Endeavor DMCC (K2E) and the Owners of K2E dated December 26, 2024
99.1	Press Release dated January 2, 2025 (K2E JV Agreement)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

2